Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108
619-881-2800

June 27, 2013

VIA EDGAR

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:                      Mark Wojciechowski, Staff Accountant

RE:          Royale Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 16, 2013
File No. 000-22750

Dear Mr. Wojciechowski:

This letter responds to your letter dated June 10, 2013, to Donald H. Hosmer regarding our Form 10-K for the year ended December 31, 2013.  The following numbered responses correspond to the numbered comments in your June 10 letter.

Form 10-K for the Fiscal Year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.
Please expand your disclosure to indicate when you expect to recognize the deferred revenues associated with your turnkey drilling contracts, particularly for those on which drilling has not commenced or will not be completed within the thirty day timeframe mentioned in your accounting policy note. If drilling has been delayed, or for contracts on which you had anticipated an extended period to elapse between the funding and drilling dates, please explain the reasons with details sufficient to understand when you expect to resolve those matters and for drilling to begin and conclude.

Response:
We propose to  expand our disclosure in the MD&A section of the 2012 10-K to indicate when we expect to recognize the deferred revenues associated with our turnkey drilling contacts.  Within Critical

Accounting Policies – Revenue Recognition section, the paragraph below will include the expanded disclosure  as follows.

Royale Energy derives DWI revenue from sales of working interests in wells to be drilled to high net worth individuals.   DWI investments relating to pre-drilling costs are non-refundable.    The company holds all funds invested as deferred turnkey drilling until drilling is complete.  Occasionally, drilling is delayed due to ~~the~~ leasing constraints, permitting process and/or drilling rig availability.  At December 31, 2012 and 2011, Royale Energy had deferred turnkey drilling of $8,693,743 and $6,909,666 respectively.  Approximately $1.3 million of the deferred revenue balance stated at the year end of 2012 relates to our Forbes B Project, which is still open and being funded.  Royale anticipates completing the project’s funding and drilling one related well by the end of 2013.  Royale anticipates recognizing deferred revenue of approximately $911,000 in the first half of 2013, $4,090,000 in the second half of 2013, and the remainder in 2014.

Your comment refers to wells  “on which drilling has not commenced or will not be completed within the thirty day timeframe mentioned in your accounting policy note.”   Our accounting policy note only states that “Once drilling begins, it is generally completed within 10-30 days.”   We have not experienced any difficulty completing drilling and testing within this 30 day timeframe.   This statement in the policy note does not relate to the timing of deferred recognition of revenue.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.
Your response to comment one from our letter dated April 10, 2013 explains that you intend to allocate the proceeds from the turnkey drilling agreements between unproved properties and drilling services by determining the percentages of each type of cost for each agreement, and that amounts allocated to properties will be treated as a recovery of cost as described in FASB ASC 932-360-55-9. Since you will know the actual costs to acquire the interest in the unproved properties, explain your reasons for using estimates rather than actual costs in determining the percentages utilized in your computations. If your method will not result in fully offsetting acquisition costs allocable to the interest sold, explain how your practice would not overstate the book value of your properties.

Response:
After further review, we agree that it is appropriate to use the proceeds from the turnkey drilling agreements as a recovery of costs against actual costs to acquire the interest in the unproved properties in order to fully offset acquisition costs allocable to the interest sold, in accordance with FASB ASC 932-360-55-9.  This treatment does not result in a material change to our financial results for fiscal 2012 or for the year to date in 2013, as demonstrated by the spreadsheet we submitted with March 20, 2013 response to comment 1 of the staff’s letter dated January 30, 2013.  For ease of reference, we have attached another copy of that spreadsheet, labeled “March 20, 2013 Turnkey Agreement Sale Analsysis.”

3.
Please expand your disclosure to explain your policy for recognizing amounts allocated to the sale of unproved property interests along with your turnkey drilling arrangements, to clarify the manner of calculating these amounts and the timing of recognition. This disclosure should be integrated with your turnkey drilling revenue recognition policy note and clarify how your circumstances are appropriate for the method applied. If there are circumstances under which amounts received under these contract are refundable, such as may occur prior to drilling, it should be clear how any provisions of this sort have been considered in formulating your policy of accounting for proceeds allocable to the sale of unproved property interests, specifically as it relates to the timing of recognition.

Response:

In response to Comments 3 and 5, we propose to revise the Revenue Recognition section of our 2012 Form 10-K.  The revised Revenue Recognition is set forth in its entirety here, and discussed in our responses to both Comments 3 and 5.  Responding to Comment 3, we will update the disclosure in Note 1 to explain our policy for recognizing amounts allocated to the sale of unproved property interests along with its turnkey drilling arrangements, as follows:

Note 1

Revenue Recognition

Royale Energy recognizes revenues from the sales of oil and natural gas upon transfer of title, net of royalties, in the period of delivery.  Settlements for oil and natural gas sales can occur up to two months after the end of the month in which the oil and natural gas were produced.  We estimate and accrue for the value of these sales using information available to us at the time our financial statements are generated.

Royale Energy recognizes revenues from the sale of natural gas in which the Company has an interest with other producers using the entitlements method of accounting.  Under this method we recognize revenue based on our entitled ownership percentage of sales of natural gas delivered to purchasers.  Gas imbalances occur when we sell more or less than our entitled ownership percentage of total natural gas production.  When we receive more than our entitled share, a liability is recorded.  Gas imbalances on our production at December 31, 2012 and 2011 were not significant.

Upon the sale or retirement of a complete field of a proved property, the Company eliminates the cost from its books, and the resultant gain or loss is recorded to Royale Energy’s Statement of Operations.  Upon the sale of an entire interest in an unproved property where the property has been assessed for impairment individually, a gain or loss is recognized in Royale Energy’s Statement of Operations.  If a partial interest in an unproved property is sold, any funds received are accounted for as a reduction of the cost in the interest retained.

Royale Energy enters into turnkey drilling agreements with investors to develop leasehold acreage it has acquired. In these arrangements, Royale Energy acquires a working interest in a prospect pursuant to an oil and gas lease, and then sells a portion of a well’s working interest on the acquired lease to investors with a turnkey drilling agreement.  Title to the lease property is not conveyed to the investor.   The investor purchases a working interest directly in the well bore.  The working interest purchased in the turnkey drilling agreements is an ownership interest in which the working interest holder is responsible to bear the cost of drilling, testing completing, equipping and operating the well. Royale Energy typically retains 50% of the working interest and acts as operator of the projects in which it sells working interests to investors.

In a turnkey drilling agreement, Royale Energy agrees to sell a percentage of the well’s working interest to investors and to pay for all costs of identifying, acquiring mineral rights to, drilling, testing, completing and equipping the well for initial production at a fixed price.  If the actual costs of these activities exceed the turnkey price Royale charged to the investors, Royale is responsible to pay the excess cost.  If the actual costs are less than the turnkey price, Royale retains the excess of the turnkey price over actual costs.  Royale bears 100% of the risk should actual costs exceed estimated costs of a project for both Royale’s working interest and the working interest sold to investors in a well.  When the well is completed as a commercially productive well, Royale Energy and the investors bear the cost of operating the well according to each party’s proportionate working interest percentage.

When Royale Energy sponsors a turnkey drilling project for sale, investors enter into a signed contract with Royale Energy. In this agreement, the investor agrees to share in the pre-drilling costs, which are non-refundable, and drilling costs.  Pre-drilling costs include geophysical & geographical costs, selling costs, spoilage costs, third party broker commission fees, and other costs as required so the drilling of the project can proceed.  Drilling costs are those costs to lease the mineral rights, build the drilling location, drill, and log the well, and if the wells is successful, to complete and test the well.   The investment is held and reported by Royale Energy as deferred revenue from turnkey drilling. Once drilling begins, it is generally completed within 10-30 days.

Royale Energy bases the price at which it sells working interests under the turnkey drilling agreement on its estimates of the costs, described above, and is based upon the historical cost to complete those activities

Since the investor’s interest in the prospect is limited to the well, and not the lease, the investor does not have a legal right to participate in additional wells drilled within the same lease.  However, it is the Company’s policy to offer to investors in a successful well the right to participate in subsequent wells at the same percentage level as their working interest investment in the prior successful well with similar turnkey drilling agreement terms.

In advance of completion, pre-drilling costs are treated as periodic costs and are expensed as incurred.  Drilling costs and costs associated with the acquisition of unproved property interests are capitalized pending further information about the existence of future benefits as described in FASB ASC 932-360-25-3 through 25-6.  Since Royale receives additional geological and geophysical information on the proposed wells in the periods which the wells are drilled, and it has the right to move a proposed well or substitute a comparable drilling site for a proposed well to be drilled under the turnkey drilling agreement, Royale recognizes a portion of the deferred turnkey drilling revenue as a recovery of actual cost to acquire the related well’s unproved property interest as described in FASB ASC 932-360-55-9.  The remaining deferred revenues covering the pre-drilling and drilling costs are recognized in the period in which a well is drilled and logged.

If Royale Energy is unable to drill the wells, and a suitable replacement well is not found, Royale would retain the non-refundable portion of the contact and return the remaining funds to the investors.  Should this occur, the funds retained by Royale as non-refundable will be used to recover costs associated with acquiring unproved property interest and pre-drilling costs already incurred.  Included in cash and cash equivalents are amounts for use in completion of turnkey drilling programs in progress.

4.
We note your responses to prior comments two and three, indicating that you have decided not to use the percentage-of-completion method. However, the guidance in FASB ASC 605-35-05-5 explains, with reference to the percentage-of-completion and completed-contract methods, that each "...should be used in specified circumstances and should not be used as acceptable alternatives for the same circumstances.” Given this guidance, and considering your statement in your letter dated April 2, 2013 that “…the most appropriate measure for recognizing revenue for our turnkey drilling arrangements is the percentage-of-completion method described in ASC 605-35-25-51 and 52,” please tell us the facts and circumstances that changed from your April 2 letter to your April 23 letter that led you to conclude that the percentage-of-completion method is not required. Please submit the analysis that you performed in making this decision, expanded as necessary to explain how the approach you have proposed is consistent with the guidance in FASB ASC 605-35-25-56 through 69, and FASB ASC 605-35-25-90 through 95.

Response:
Your comment letter dated April 10, 2013, indicated that costs which we had identified as pre-drilling costs  could not be directly associated with a specific anticipate contract, nor could their recoverably from that contract be probable.  If these pre-drilling costs are excluded as pre-contract costs, then all remaining costs associated with the turnkey drilling contracts occur within a relatively short, 10 – 30 day range, nearly always within the same reporting period.  Therefore, neither the percentage-of-completion method nor the completed-contract method appears to be appropriate.

Costs to lease the mineral rights are usually incurred within the same reporting period as drilling occurs.  When those costs are not incurred within the same reporting period, those costs are capitalized as construction in progress pending future information about the existence of future benefits as described in FASB ASC 932-360-25-3 through 25-6, and their costs are recovered within the period the well is drilled since Royale receives additional geological and geophysical information on the proposed wells in the periods which the wells are drill, and it has the right to move a proposed well or substitute a comparable drilling site for a proposed well to be drilled under the turnkey drilling agreement.

So, in the 2012 financial statements, we adopted the revenue recognition policy outlined in SEC SAB No. 104.  That is, we recognize all the associated revenues, except those funds recorded as a recovery of unproved property costs, when the well is drilled and our contract obligations are complete.  Additionally, utilizing the percentage-of-completion method or the completed-contract method did not result in any difference in the amount of revenue recorded and therefore the application of the methods are not required as illustrated in the attached table entitled “June 25, 2013 – Revenue Recognition Comparison.”

5.
Given that you have expressed the possibility of applying the completed-contract method rather than the percentage-of-completion method to your turnkey drilling arrangements, also understanding that you had previously recognized pre-contract costs as incurred and restated your financial statements to address the problem of recognizing amounts received under your turnkey drilling contracts in advance of drilling (which had offset pre-contract costs recognized in your Statements of Operations), we would like to understand how each of these components is addressed in your new accounting policy.

Please sumit the revisions you propose to clarify these various concerns. Please also expand your disclosure on page F-9, stating "Revenues covering the pre-drilling and drilling costs are recognized in the period in which a well is drilled and logged" to clarify how you are accounting for both pre-drilling costs and drilling costs in advance of completion, including the manner by which such amounts are reported on your Balance Sheet, along with your rationale for the method applied.

Response:
As explained in Response No. 4 above, after reviewing the codification with regards to the completed-contract method, Royale determined the method was not applicable.  Since we have the capability of reasonably estimating the project costs and their timing, utilizing such a method would be in conflict with FASB ASC 605-35-25-90.

The accounting policy used in our 2012 financial statement, and as it will be expanded in Response No. 3 above, has pre-drilling costs, such as G&G, spoilage, selling, and broker commissions, being expensed as incurred, and has drilling costs, such as costs to build the drilling location and those to drill, log, complete, and test the well, being capitalized.

G&G costs are treaded as exploration costs as defined in FASB ASC 932-360-25-9 and recorded on the income statement as geological and geophysical costs and expenses.  Spoilage costs, which represent lease and land costs assessed for impairment, are recorded as lease impairment costs and expense on the income statement.  Selling and broker commission costs are treated as periodic costs and are recorded as marketing costs and expenses on the income statement.

Prior to completion, all drilling costs are treated as oil and gas property, plant, and equipment utilizing the successful effort methodology and are recorded as oil and gas properties and equipment and fixtures on the balance sheet as described in FASB ASC 932-360-25-2 through 25-6.  Additionally, since Royale receives additional geological and geophysical information on the proposed wells in the periods which the wells are drill, and it has the right to move a proposed well or substitute a comparable drilling site for a proposed well to be drilled under the turnkey drilling agreement, costs to lease unproved mineral rights are capitalized as construction in progress pending future information about the existence of future benefits as described in FASB ASC 932-360-25-3 through 25-6, and their costs are recovered within the period a well is drilled.

Note 18 – Restatement to Reflect Change in Revenue Recognition Policy, page F-25

6.
 We note that you have not provided any explanation or description of the nature of the error correction reported, contrary to the guidance in prior comment four. Please revise your accounting and error correction disclosures as necessary to resolve the remaining concerns outlined in this letter, and submit the revisions that you believe would satisfy the requirements outlined in FASB ASC 250-10-50-7 through 11.

Response:
Royale proposes to update its disclosure in the 2012 financial statement as follows.

Subsequent to the issuance of the financial statements of the Company as of December 31, 2012 and 2011, and for the years then ended, we reevaluated our policy regarding the recognition of pre-drilling and drilling service revenue. Beginning with the fiscal year ending December 31, 2010 we have changed our revenue recognition policy to recognize all pre-drilling and drilling service revenue, provided under turnkey drilling agreements, at the time drilling of the well is completed. Accordingly, the financial statements as of December 31, 2011, and for the years then ended have been restated to correct an error in our method of revenue recognition to reflect changes in Deferred Revenue, Retained Earnings, Deferred Income Tax Asset, and Turnkey Drilling Revenue  relating to the Company’s Revenue Recognition described in Note 1.

The cumulative effect of the matters described above on the accompanying financial statements as of December 31, 2011 and for the years then ended was as follows:

	As Previously
	Reported	As Restated
Balance sheet as of December 31, 2010:
Accumulated deficit	(16,807,424)	(18,037,663)

Balance sheet as of December 31, 2011:
Deferred Tax Asset	6,055,803	6,771,474
Total Assets	20,745,589	21,461,260
Deferred Revenue from Turnkey Drilling	4,879,853	6,909,666
Total Current Liabilities	9,423,834	11,453,647
Total Liabilities	12,749,446	14,779,259
Accumulated Deficit	20,911,762	22,225,904
Total paid in capital and accumulated deficit	7,543,515	6,861,377
Total Stockholder’s Equity	7,996,143	6,682,001
Total Liabilities and Stockholder’s Equity	20,745,589	21,461,260

Statement of Operations for the year ended December 31, 2011:
Turnkey Drilling	5,933,065	5,794,427
Total Revenues	11,671,048	11,532,410
Income From Operations	(5,643,891)	(5,782,529)
Income Before Income Tax Expense	(5,782,109)	(5,920,747)
Income Tax Provision (Benefit)	(1,677,771)	(1,732,506)
Net Income (Loss)	(4,104,338)	(4,188,241)
Comprehensive Income (Loss)	(4,101,303)	(4,185,206)

* * *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our letter fully responds to your comments.  If you have additional questions or comments, please contact our legal counsel, Lee Polson, Strasburger & Price, LLP, 720 Brazos Street, Suite 720, Austin Texas 78701 (telephone 512.499.3626, fax 512.536.5719; email lee.polson@strasburger.com).

Very truly yours,

/s/ Stephen M. Hosmer
Stephen M. Hosmer,
Co-President, Co-Chief Executive Officer and
Chief Financial Officer

Attachment:
Turnkey Agreement Sales Analysis